UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: November 15, 2017	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2017

▪Revenue was $769.7 million in 3Q17, an increase of 2.5% QoQ from $751.2 million in 2Q17 and a decrease of 0.7% YoY from $774.8 million in 3Q16.

▪Gross profit was $177.3 million in 3Q17, compared to $194.1 million in 2Q17 and $232.1 million in 3Q16.

▪Gross margin was 23.0% in 3Q17, compared to 25.8% in 2Q17 and 30.0% in 3Q16.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on November 14, 2017, in relation to its unaudited results for the three months ended September 30, 2017.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Shanghai, China – November 14, 2017. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC,” the “Company,” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2017.

Fourth Quarter 2017 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

▪	Revenue to increase by 1% to 3% QoQ.
▪	Gross margin to range from 18% to 20%.
▪	Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters, to range from $204 million to $210 million.
▪	Non-controlling interests of our majority-owned subsidiaries to range from positive $48 million to positive $50 million (losses to be borne by non-controlling interests).

Dr. Zhao HaiJun and Dr. Liang Mong Song, SMIC’s co-Chief Executive Officers commented, “Our third quarter revenue was in line with guidance and grew 2.5% quarter over quarter. The sequential growth came largely from the broad-based recovery in smartphone related shipments. By process node, 28nm wafer revenue grew 38.9% quarter over quarter, and 0.18um grew 33.8% quarter over quarter.

In the three years preceding 2017, SMIC had grown revenue and profitability on high utilizations, and in these two years, we have entered a period of transition as we prepare our technology and facilities for the next stage of growth. In the near-term, our growth drivers include: 28nm, flash memory, fingerprint sensors, and power management ICs. In the long-term, we work to speed up execution and focus our resources on key technology platforms, in which we strive to be the foundry-of-choice.

We believe in the importance of focusing our investment into strategic areas that support the long-term growth, profitability, and viability of our business. With our strengthened team, focused direction, and strong position in China, SMIC is well positioned to execute on our targets and benefit from the opportunities in the IC market. We work hard to grow the sustainable value of the company for all our stakeholders.”

Conference Call / Webcast Announcement

Date: November 15, 2017

Time: 8:30 a.m. Beijing time

Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir_presentations.php or https://edge.media-server.com/m6/p/upos75uf.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation ("SMIC"; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2017 Guidance”, “CapEx Summary” and the statements contained in the quotes of our co-Chief Executive Officers are based on SMIC's current assumptions, expectations and projections about future events. SMIC uses words like "believe," "anticipate," "intend," "estimate," "expect," "project," "target" and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC's reliance on a small number of customers, timely wafer acceptance by SMIC's customers, timely introduction of new technologies, SMIC's ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 27, 2017, especially in the "Risk Factors" section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited ("SEHK") from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax benefits and expenses, the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes fourth quarter 2017 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA, EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group's financial measures prepared in accordance with IFRS. The Group's non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group's business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of Third Quarter 2017 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q17	2Q17	QoQ	3Q16	YoY
Revenue	769,723	751,193	2.5%	774,845	-0.7%
Cost of sales	(592,426)	(557,061)	6.3%	(542,742)	9.2%
Gross profit	177,297	194,132	-8.7%	232,103	-23.6%
Operating expenses	(154,592)	(172,500)	-10.4%	(123,471)	25.2%
Profit from operations	22,705	21,632	5.0%	108,632	-79.1%
Other income (expense), net	7,290	14,540	-49.9%	4,471	63.1%
Profit before tax	29,995	36,172	-17.1%	113,103	-73.5%
Income tax benefit (expense)	595	(2,856)	-	(960)	-
Profit for the period	30,590	33,316	-8.2%	112,143	-72.7%
Other comprehensive income (loss):
Exchange differences on translating foreign operations	5,686	6,296	-9.7%	445	1177.8%
Change in value of available-for-sale financial assets	(455)	(1,050)	-56.7%	653	-
Cash flow hedges	5,620	5,879	-4.4%	285	1871.9%
Actuarial gains and losses on defined benefit plans	32	(112)	-	82	-61.0%
Others	-	(131)	-	(3)	-
Total comprehensive income for the period	41,473	44,198	-6.2%	113,605	-63.5%

Profit (loss) for the period attributable to:
SMIC	25,899	36,271	-28.6%	113,561	-77.2%
Non-controlling interests	4,691	(2,955)	-	(1,418)	-
Profit for the period	30,590	33,316	-8.2%	112,143	-72.7%

Gross margin	23.0%	25.8%		30.0%

Earnings per ordinary share(1) Basic	0.01	0.01		0.03
Diluted	0.01	0.01		0.02
Earnings per ADS(2) Basic	0.03	0.04		0.13
Diluted	0.03	0.04		0.12
Wafers shipped (in 8” equivalent wafers)	1,076,039	1,014,158		1,058,504
Capacity utilization(3)	83.9%	85.7%		97.2%

Note:

(1)

Based on weighted average ordinary shares of 4,651million (basic) and 4,690 million (diluted) in 3Q17, 4,650 million (basic) and 4,683 million (diluted) in 2Q17, and 4,221 million (basic) and 5,027 million (diluted) in 3Q16. The basic and diluted earnings per share for 3Q16 have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares of par value of $0.0004 each consolidated into one consolidated share of par value of $0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”)

(2)	Each ADS represents 5 ordinary shares.
(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

▪	Revenue increased by 2.5% QoQ from $751.2 million in 2Q17 to $769.7 million in 3Q17 mainly due to an increase of wafer shipment in 3Q17.
▪	Cost of sales was $592.4 million in 3Q17, an increase of 6.3% QoQ from $557.1 million in 2Q17.
▪	Gross profit was $177.3 million in 3Q17, a decrease of 8.7% QoQ from $194.1 million in 2Q17.
▪	Gross margin was 23.0% in 3Q17, as compared to 25.8% in 2Q17, primarily due to lower fab utilization in 3Q17.
▪	Operating expenses were $154.6 million in 3Q17, a decrease of 10.4% QoQ from $172.5 million in 2Q17, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

▪	Other income (expense), net was $7.3 million gain in 3Q17, as compared to $14.5 million gain in 2Q17. The change was mainly due to the reasons stated in Other Income (Expense), Net below.
▪

Non-controlling interests were $4.7 million gains in 3Q17, as compared to $3.0 million losses in 2Q17, mainly due to more interest subsidies from the government received by Semiconductor Manufacturing North China (Beijing) Corporation (the Company’s majority-owned subsidiary in Beijing) in 3Q17.

Analysis of Revenue

Revenue Analysis
By Application	3Q17	2Q17	3Q16
Computer	5.8%	6.0%	3.9%
Communications	45.3%	43.7%	46.1%
Consumer	37.0%	37.4%	40.7%
Auto/Industrial	8.1%	8.1%	5.1%
Others	3.8%	4.8%	4.2%
By Service Type	3Q17	2Q17	3Q16
Wafers	98.4%	96.8%	96.8%
Mask making, testing, others	1.6%	3.2%	3.2%
By Geography	3Q17	2Q17	3Q16
North America	41.9%	41.8%	28.3%
China(1)	45.7%	45.3%	51.6%
Eurasia(2)	12.4%	12.9%	20.1%
Wafer Revenue Analysis
By Technology	3Q17	2Q17	3Q16
28 nm	8.8%	6.6%	1.4%
40/45 nm	20.6%	19.1%	22.6%
55/65 nm	20.2%	23.6%	20.8%
90 nm	1.4%	1.4%	2.2%
0.11/0.13 µm	8.1%	17.1%	12.7%
0.15/0.18 µm	37.8%	29.4%	37.2%
0.25/0.35 µm	3.1%	2.8%	3.1%

Note:

(1) Including Hong Kong, but excluding Taiwan

(2) Excluding China and Hong Kong

Capacity*

Fab	3Q17	2Q17
Shanghai 200mm Fab	114,000	112,000
Shanghai 300mm Fab	40,500	45,000
Beijing 300mm Fab	112,500	112,500
Tianjin 200mm Fab	47,000	45,000
Shenzhen 200mm Fab	32,075	32,000
Majority-Owned Beijing 300mm Fab	61,875	51,750
Majority-Owned Avezzano 200mm Fab	40,000	40,000
Total monthly wafer fabrication capacity	447,950	438,250

Note:

* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

▪

Monthly capacity increased to 447,950 8-inch equivalent wafers in 3Q17 from 438,250 8-inch equivalent wafers in 2Q17, primarily because of the capacity expansion in our majority-owned Beijing 300mm fab in 3Q17.

Shipment and Utilization

8” equivalent wafers	3Q17	2Q17	QoQ	3Q16	YoY
Wafer shipments	1,076,039	1,014,158	6.1%	1,058,504	1.7%
Utilization rate(1)	83.9%	85.7%	-	97.2%	-

Note:

(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q17	2Q17	QoQ	3Q16	YoY
Cost of sales	592,426	557,061	6.3%	542,742	9.2%
Depreciation	178,302	171,814	3.8%	136,628	30.5%
Other manufacturing costs	413,089	384,033	7.6%	404,994	2.0%
Share-based compensation	1,035	1,214	-14.7%	1,120	-7.6%
Gross profit	177,297	194,132	-8.7%	232,103	-23.6%
Gross margin	23.0%	25.8%	-	30.0%	-

▪	Cost of sales was $592.4 million in 3Q17, an increase of 6.3% QoQ from $557.1 million in 2Q17 mainly due to higher wafer shipments in 3Q17.
▪	Depreciation within the cost of sales increased by 3.8% to $178.3 million in 3Q17, compared to $171.8 million in 2Q17.
▪	Other manufacturing costs within the cost of sales increased by 7.6% to $413.1 million in 3Q17, compared to $384.0 million in 2Q17.
▪	Gross profit was $177.3 million in 3Q17, a decrease of 8.7% QoQ from $194.1 million in 2Q17.
▪	Gross margin was 23.0% in 3Q17, as compared to 25.8% in 2Q17, primarily due to lower fab utilization in 3Q17.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	3Q17	2Q17	QoQ	3Q16	YoY
Operating expenses	154,592	172,500	-10.4%	123,471	25.2%
Research and development, net	106,848	111,158	-3.9%	81,898	30.5%
General and administrative	46,104	54,199	-14.9%	35,449	30.1%
Selling and marketing	9,587	9,441	1.5%	8,009	19.7%
Other operating income	(7,947)	(2,298)	245.8%	(1,885)	321.6%

▪

R&D expenses decreased by $4.3 million QoQ to $106.8 million in 3Q17, compared to $111.2 million in 2Q17. Excluding the funding of R&D contracts from the government, R&D expenses increased by $3.8 million QoQ to $131.0 million in 3Q17. The change was mainly due to higher level of R&D activities in 3Q17. Funding of R&D contracts from the government was $24.2 million in 3Q17, compared to $16.1 million in 2Q17.

▪

General and administrative expenses decreased by 14.9% to $46.1 million in 3Q17, compared to $54.2 million in 2Q17. The change was mainly due to 1) less share-based compensation payment accrued in 3Q17 and 2) the reversal of allowance for doubtful debts in 3Q17.

▪	The increase in other operating income was mainly due to higher gain on the disposal of equipment and living quarters in 3Q17.

Other Income (Expense), Net

Amounts in US$ thousands	3Q17	2Q17	QoQ	3Q16	YoY
Other income (expense), net	7,290	14,540	-49.9%	4,471	63.1%
Interest income	6,545	6,655	-1.7%	3,045	114.9%
Finance costs	12,906	(9,549)	-	(1,236)	-
Foreign exchange gains or losses	(11,685)	(7,399)	57.9%	(2,274)	413.9%
Other gains or losses, net	(1,657)	27,120	-	7,810	-
Share of loss of investment using equity method	1,181	(2,287)	-	(2,874)	-

▪	The finance costs in 3Q17 were covered by the interest subsidies received from the government.

▪

The change in other gains or losses, net was mainly due to 1) the gain in 2Q17 as an one-off event, arising from the effective of the Disposal Agreement and the Subscription Agreement entered by Siltech Semiconductor (Shanghai) Corporation Limited and Jiangsu Changjiang Electronics Technology Co., Ltd. and 2) the lower revenue generated from the schools due to the summer vacation in 3Q17.

Depreciation and Amortization

Amounts in US$ thousands	3Q17	2Q17	QoQ	3Q16	YoY
Depreciation and amortization	243,196	241,045	0.9%	185,688	31.0%

Liquidity

Amounts in US$ thousands	3Q17	2Q17
Cash and cash equivalent	1,119,149	876,118
Restricted cash	339,596	344,100
Other financial assets(1)	607,258	516,002
Trade and other receivables	609,849	722,911
Prepayment and prepaid operating expenses	37,545	53,061
Inventories	625,283	577,179
Assets classified as held-for-sale	38,942	49,654
Total current assets	3,377,622	3,139,025

Current tax liabilities	780	1,112
Accrued liabilities	170,735	179,597
Deferred government funding	178,293	146,071
Short-term Borrowings	437,375	305,898
Trade and other payables	1,019,153	1,268,158
Total current liabilities	1,806,336	1,900,836

Cash Ratio(2)	0.6x	0.5x
Quick Ratio(3)	1.5x	1.3x
Current Ratio(4)	1.9x	1.7x

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.
(2)	Cash and cash equivalent divided by total current liabilities.
(3)	Current assets excluding inventories divided by total current liabilities
(4)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	3Q17	2Q17
Cash and cash equivalent	1,119,149	876,118
Restricted cash - current	339,596	344,100
Restricted cash - non current	13,228	12,788
Other financial assets - current (1)	607,258	516,002

Short-term borrowings	437,375	305,898
Long-term borrowings	1,573,150	1,456,108
Medium-term notes	224,755	219,370
Convertible bonds	406,357	402,549
Corporate bonds	496,234	495,789
Total debt	3,137,871	2,879,714

Net debt(2)	1,411,464	1,487,594
Equity	5,990,538	5,945,084
Total debt to equity ratio(3)	52.4%	48.4%
Net debt to equity ratio(4)	23.6%	25.0%

Note:

(1)	Other financial assets – current mainly contain financial products sold by bank and bank deposits over 3 months.
(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.
(3)	Total debt divided by equity.
(4)	Net debt divided by equity.

Cash Flow

Amounts in US$ thousands	3Q17	2Q17
Net cash from operating activities	419,540	245,219
Net cash used in investing activities	(399,015)	(1,001,407)
Net cash from financing activities	217,493	80,928
Effect of exchange rate changes	5,013	(665)
Net change in cash and cash equivalent	243,031	(675,925)

Capex Summary

nCapital expenditures were $451.1 million in 3Q17, compared to $781.7 million in 2Q17.

nThe planned 2017 capital expenditures for foundry operations are approximately $2.3 billion, of which approximately $0.9 billion is expected to be spent for the expansion of capacity in our majority-owned Beijing 300mm fab.

nThe planned 2017 capital expenditures for non-foundry operations are approximately $70 million, mainly for the construction of employees’ living quarters.

Recent Highlights and Announcements

●	Invensas DBI Technology Now Available at SMIC (2017-11-08)
●	Notification of Board Meeting (2017-10-24)
●	List of Directors and their Roles and Functions (2017-10-16)
●	Appointment of Co-Chief Executive Officer and Executive Directors (2017-10-16)
●	ACTT's Complete IoT Solution Now Available on SMIC 55nm eFlash Platform (2017-10-10)
●	Poll Results of the Extraordinary General Meeting Held on 29 September 2017 (2017-09-29)
●	SMIC and Sanechips (ZTE Microelectronics) Announce the First Commercial NB-IoT Chip Designed and Manufactured in Mainland China (2017-09-28)
●	Discloseable Transaction Further Capital Contribution to A Subsidiary (2017-09-20)
●	Amendment to Continuing Connected Transactions - Supplemental Agreement to the Centralised Fund Management Agreement (2017-09-20)
●	SMIC, Brite Semiconductor and Synopsys Collaborate to Deliver Low Power Platform for the Internet of Things (2017-09-18)
●	SJSemi and Qualcomm Jointly Announce Qualification of 10nm Ultra-high Density Wafer Bumping Technology (2017-09-15)
●	Circulars - Notification Letter and Request Form for Non-registered Shareholders (2017-09-12)
●	Circulars - Notification Letter for Registered Shareholders (2017-09-12)
●	Circulars - Notification Letter and Change Request Form to Registered Shareholders (2017-09-12)
●	Circulars - Letter and Reply Form to New Registered Shareholders - Election of Means of Receipt and Language of Corporate Communication (2017-09-12)
●	Closure of Register of Members (2017-09-12)
●	Notice of Extraordinary General Meeting (2017-09-12)
●

Circulars - (1) Major Transaction and Connected Transaction in Relation to Proposed Capital Contribution in A Joint Venture in Beijing, the PRC and (2) Non-exempt Connected Transaction - Proposed Grant of Restricted Share Units to Former Chief Executive Officer and (3) Non-exempt Connected Transactions - Proposed Grant of Restricted Share Units to Chief Executive Officer and Director and (4) Notice of Extraordinary General Meeting (2017-09-12)

●	Form of Proxy for Use at the Extraordinary General Meeting to be Held on 29 September 2017 (2017-09-12)
●	QuickLogic First to Offer eFPGA Technology on SMIC 40nm Low Leakage Process (2017-09-12)
●	Grant of Share Options and (2) Non-exempt Connected Transactions - Proposed Grant of Restricted Share Units to Chief Executive Officer and Director (2017-09-07)
●	Grant of Options (2017-09-07)
●	Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2017 (2017-08-30)
●	Notification of Board Meeting (2017-08-16)
●	Major Transaction and Connected Transaction Proposed Capital Contribution in A Joint Venture in Beijing, the PRC (2017-08-10)
●	SMIC Reports Unaudited Results for the Three Months Ended June 30, 2017 (2017-08-08)
●	Connected Transaction - Provisions of Guarantees (2017-07-31)
●	Connected Transaction - Capital Contribution to A Joint Venture (2017-07-20)
●	Notification of Board Meeting (2017-07-20)
●	Change of Company Secretary and Authorised Representative (2017-07-03)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and http://www.smics.com/eng/investors/ir_filings.php for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

	For the three months ended
	September 30, 2017	June 30, 2017
	(Unaudited)	(Unaudited)

Revenue	769,723	751,193
Cost of sales	(592,426)	(557,061)
Gross profit	177,297	194,132
Research and development expenses, net	(106,848)	(111,158)
General and administration expenses	(46,104)	(54,199)
Sales and marketing expenses	(9,587)	(9,441)
Other operating income (expense), net	7,947	2,298
Operating expenses	(154,592)	(172,500)
Profit from operations	22,705	21,632
Other income (expense), net	7,290	14,540
Profit before tax	29,995	36,172
Income tax benefit (expense)	595	(2,856)
Profit for the period	30,590	33,316
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	5,686	6,296
Change in value of available-for-sale financial assets	(455)	(1,050)
Cash flow hedges(3)	5,620	5,879
Others	-	(131)
Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	32	(112)
Total comprehensive income for the period	41,473	44,198
Profit (loss) for the period attributable to:
Owners of the Company	25,899	36,271
Non-controlling interests	4,691	(2,955)
	30,590	33,316
Total comprehensive income (loss) for the period attributable to:
Owners of the Company	36,012	46,868
Non-controlling interests	5,461	(2,670)
	41,473	44,198

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.01	0.01
Diluted	0.01	0.01
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.03	0.04
Diluted	0.03	0.04

Shares used in calculating basic earnings per share	4,651,304,338	4,649,709,400
Shares used in calculating diluted earnings per share	4,690,039,191	4,682,886,025

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP operating expenses(1)	(184,125)	(186,785)
EBITDA(2)	260,285	286,766
EBITDA margin(2)	33.8%	38.2%

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

Note:

(1)

Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	September 30, 2017	June 30, 2017	September 30, 2016
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(154,592)	(172,500)	(123,471)
Employee bonus accrual	-	3,428	14,330
Government funding	(28,459)	(18,702)	(10,419)
(Gain) loss from the disposal of living quarters	(1,074)	989	(1,508)
Non-GAAP operating expenses	(184,125)	(186,785)	(121,068)

(2)

EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. EBITDA margin is defined as EBITDA divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	September 30, 2017	June 30, 2017	September 30, 2016
	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	30,590	33,316	112,143
Finance costs	(12,906)	9,549	1,236
Depreciation and amortization	243,196	241,045	185,688
Income tax expense	(595)	2,856	960
EBITDA	260,285	286,766	300,027
Profit margin	4.0%	4.4%	14.5%
EBITDA margin	33.8%	38.2%	38.7%

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

	As of
	September 30, 2017	June 30, 2017
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	6,289,743	6,482,526
Land use right	98,040	98,604
Intangible assets	228,072	234,976
Investments in associates	740,931	737,111
Investments in joint ventures	15,016	14,588
Deferred tax assets	42,027	46,538
Other financial assets	10,448	4,120
Restricted cash	13,228	12,788
Other assets	33,359	31,374
Total non-current assets	7,470,864	7,662,625
Current assets
Inventories	625,283	577,179
Prepayment and prepaid operating expenses	37,545	53,061
Trade and other receivables	609,849	722,911
Other financial assets	607,258	516,002
Restricted cash	339,596	344,100
Cash and cash equivalent	1,119,149	876,118
	3,338,680	3,089,371
Assets classified as held-for-sale	38,942	49,654
Total current assets	3,377,622	3,139,025
TOTAL ASSETS	10,848,486	10,801,650

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 4,651,624,748 and 4,650,874,001 shares issued and outstanding at September 30, 2017 and June 30, 2017, respectively	18,606	18,603
Share premium	4,475,807	4,474,996
Reserves	113,900	100,736
Retained earnings	131,961	106,062
Equity attributable to owners of the Company	4,740,274	4,700,397
Non-controlling interests	1,250,264	1,244,687
Total equity	5,990,538	5,945,084
Non-current liabilities
Borrowings	1,573,150	1,456,108
Convertible bonds	406,357	402,549
Bonds payable	496,234	495,789
Medium-term notes	224,755	219,370
Deferred tax liabilities	13,280	18,353
Deferred government funding	291,894	305,998
Other financial liabilities	15,633	27,792
Other liabilities	30,309	29,771
Total non-current liabilities	3,051,612	2,955,730
Current liabilities
Trade and other payables	1,019,153	1,268,158
Borrowings	437,375	305,898
Deferred government funding	178,293	146,071
Accrued liabilities	170,735	179,597
Current tax liabilities	780	1,112
Total current liabilities	1,806,336	1,900,836
Total liabilities	4,857,948	4,856,566
TOTAL EQUITY AND LIABILITIES	10,848,486	10,801,650

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the three months ended
	September 30, 2017	June 30, 2017
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	30,590	33,316
Depreciation and amortization	243,196	241,045
Share of (gain) loss of investment using equity method	(1,181)	2,287
Changes in working capital and others	146,935	(31,429)
Net cash from operating activities	419,540	245,219

Cash flow from investing activities:
Payments for property, plant and equipment	(691,170)	(626,325)
Payments for intangible assets	(7,217)	(11,951)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment(1) and assets classified as held for sale	418,956	5,004
Changes in restricted cash relating to investing activities	-	9,419
Payments to acquire financial assets	(99,668)	(95,813)
Proceeds on sale of financial assets	9,871	139,989
Payment to acquire long-term investment	(30,042)	(421,730)
Distributions received from associates	255	-
Net cash used in investing activities	(399,015)	(1,001,407)

Cash flow from financing activities:
Proceeds from borrowings	275,554	176,737
Repayment of borrowings	(58,417)	(9,261)
Repayment of short-term notes	-	(87,858)
Proceeds from exercise of employee stock options	356	1,310
Net cash from financing activities	217,493	80,928

Effects of exchange rate changes on the balance of cash held in foreign currencies	5,013	(665)

Net increase (decrease) in cash and cash equivalent	243,031	(675,925)
Cash and cash equivalent, beginning of period	876,118	1,552,043

Cash and cash equivalent, end of period	1,119,149	876,118

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

Note:

(1)

In 3Q17, there were seven financing arrangements in total consideration of US$410.8 million entered into by the Group with Xincheng Leasing (Tianjin) Co., Ltd, Xindian Leasing (Tianjin) Co., Ltd and Xinlu Leasing (Tianjin) Co., Ltd. (the three leasing companies are wholly-owned subsidiaries of Sino IC Leasing Co., Ltd., an associate of the Group) respectively, in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under these financing arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions have been accounted for a disposal of property, plant and equipment followed with an operating lease.

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

William Tudor Brown

Lip-Bu Tan

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

By order of the Board

Semiconductor Manufacturing International Corporation

Dr. Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC

November 14, 2017

* For identification purposes only